Filed by DigitalGlobe, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

(Commission File No.: 001-34299)

The following webpage was added to the Investor Relations section of DigitalGlobe, Inc.’s website on May 5, 2017:

MDA to Acquire DigitalGlobe

The combination will create a leading provider of satellites, earth imagery, geospatial data solutions and analytics

•        Combines best-in-class talent, improving the ability to innovate and enter new markets

•        Increases scale to serve larger programs and address more complex customer mission needs

•        Expands MDA’s addressable market and enables growth in attractive adjacent segments

•        MDA and DigitalGlobe are highly complementary businesses and this transaction provides ability to provide complete, end-to-end solutions with expanded capabilities and vertically integrated systems

•        DigitalGlobe is the leading global provider of earth imagery and advanced geospatial solutions with an industry leading constellation of high resolution commercial earth-observations satellites and ground infrastructure, serving industry’s largest, most sophisticated customers

•        MDA is a global communications and information company providing operational solutions to commercial and government organizations worldwide

Delivers compelling financial benefits through diversification, growth opportunities and synergies

•        Provides greater access to U.S. Government and international customers increasing MDA’s 2016 U.S. Government revenue from 7% to 25% pro forma

•        Diversifies MDA’s portfolio increasing the more predictable data and services revenue from 14% to 39% pro forma

•        Diversifies DigitalGlobe’s revenue and customer base by reducing the EnhancedView SLA contract concentration from 46% of total revenue in 2016 to less than 15% pro forma

•        Improves MDA’s financial profile with better margins; increasing MDA’s 2016 EBITDA margins from 17% to 29% pro forma

•        Estimated run-rate synergies of C$75M-C$150M by 2019

Provides significant customer benefits

•        Combined company will offer customers end-to-end solutions, ranging from satellite design and manufacturing, imagery collection and advanced geospatial solutions and analysis

•        Improved scale and more competitive cost model should allow company to provide cost-efficient solutions and increase speed-to-market

•        Expanded capabilities to meet customers’ most demanding mission needs

Drives value for both company’s shareholders

•        For MDA shareholders, transaction provides immediate expansion of addressable market and earnings accretion

•        Maximizes value for DigitalGlobe shareowners with immediate cash value and opportunity to participate in upside potential of combined company

•        For holders of the combined company, provides immediate scale, resources and technology to serve increasingly complex needs of government and commercial customers

Press Release

DGI-MDA Investor Presentation

Additional Information About the Merger and Where to Find It

Additional Information About the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of MacDonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234. In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, including all relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2017 annual meeting of stockholders filed with the SEC on May 1, 2017. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Special Note Regarding Forward-Looking Statements

Certain statements and other information contained herein, including, but not limited to, statements about MDA’s proposed acquisition of DigitalGlobe, DigitalGlobe’s and MDA’s expected financial performance, and DigitalGlobe’s and MDA’s strategic and operational plans, contain forward-looking statements under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other words, terms or phrases of similar meaning, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on partner and customer relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of DigitalGlobe’s business; changes in political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect DigitalGlobe’s business can be found in DigitalGlobe’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 27, 2017.

The forward-looking statements contained in this communication are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this communication or other specified date and speak only as of such date. We undertake no obligation to revise or update any forward-looking statements as a result of new information or future events, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.